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FEB 26 2016

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SEC FILE NUMBER
8-49748

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Sunbelt Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5065 Westheimer, Suite 600
(No. and Street)

Houston	Texas	77056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, David Smetek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Sunbelt Securities, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HEIDI LATHAM
My Commission Expires
November 21, 2016

NOTARY PUBLIC STATE OF TEXAS

Signature

President
Title

Heidi Latham
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report on Management's Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

SUNBELT SECURITIES, INC.

CONTENTS

CF ACCOUNTANTS CONSULTANTS 60 YEARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Sunbelt Securities, Inc.

We have audited the accompanying statement of financial condition of Sunbelt Securities, Inc. (the "Company") as of December 31, 2015, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sunbelt Securities, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I and II (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 23, 2016

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

SUNBELT SECURITIES, INC.
Statement of Financial Condition
December 31, 2015

ASSETS

Cash and cash equivalents	$ 1,376,725
Receivable from broker dealers	99,804
Commissions receivable	198,668
	$ 1,675,197

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accrued expenses	$ 55,162
Commissions payable	598,208
	653,370
Stockholders' equity	
Preferred stock, 85,000 shares authorized, Series A convertible, with $ .001 par value 85,000 shares issued and outstanding	85
Common stock, 10,000,000 shares authorized with $.001 par value, 40,000 shares issued and outstanding	40
Additional paid in capital	1,157,918
Retained earnings (deficit)	(136,216)
Total stockholders' equity	1,021,827
	$ 1,675,197

The accompanying notes are an integral part of these financial statements.

SUNBELT SECURITIES, INC.
Statement of Income
For the Year Ended December 31, 2015

Revenues	
Securities commissions	$ 10,479,402
Other income	(148)
Interest income	3,524
	10,482,778
Expenses	
Compensation and benefits	1,136,349
Commissions and clearance paid to all other brokers	7,580,675
Communications	58,392
Occupancy and equipment costs	209,808
Losses in error account	775
Regulatory fees and expenses	90,469
Interest expense	27,608
Promotional Costs	17,648
Other expenses	1,450,505
	10,572,229
Income (loss) before income taxes	(89,451)
Provision for federal income taxes	
Current	-0-
Deferred tax benefit	-0-
Net Income (Loss)	$ (89,451)

The accompanying notes are an integral part of these financial statements.

SUNBELT SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2015

	Shares	Preferred Stock	Shares	Common Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Total
Balances at December 31, 2014	85,000	$ 85	20,000	$ 20	$ 1,157,738	$ (46,765)	$ 1,111,078
Sale of common stock			20,000	20	180		200
Net income (loss)						(89,451)	(89,451)
Balances at December 31, 2015	85,000	$ 85	40,000	$ 40	$ 1,157,918	$ (136,216)	$ 1,021,827

The accompanying notes are an integral part of these financial statements.

SUNBELT SECURITIES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2015

Balance, at December 31, 2014	$	-0-
Increases		-0-
Decreases		-0-
Balance, at December 31, 2015	$	-0-

The accompanying notes are an integral part of these financial statements.

SUNBELT SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash flows from operating activities	
Net income (loss)	$ (89,451)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Change in assets and liabilities:	
Decrease in receivable from broker dealers	33,164
Decrease in commissions receivable	224,977
Increase in accrued expenses	10,698
Increase in commissions payable	133,728
Decrease in income tax payable	(5,000)
Net cash provided (used) by operating activities	308,116
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Proceeds from the sale of common stock	200
Net cash provided (used) by financing activities	200
Net increase in cash and cash equivalents	308,316
Cash and cash equivalents at beginning of year	1,068,409
Cash and cash equivalents at end of year	$1,376,725

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for:	
Interest	$ 27,608
Income taxes	$ 5,000

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Sunbelt Securities, Inc. (the "Company") was formed October 23, 1996 and became effective as a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") on July 3, 1997 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a correspondent broker-dealer. The Company is a Texas corporation, and its customers are located throughout the United States. The accounting and reporting policies of the Company conform to generally accepted accounting principles in the United States of America and to general practices within the securities industry.

Security transactions (and related commission revenue and expense) are recorded on a trade date basis.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Commissions receivable and receivables from broker dealers are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. The Company advances funds to its registered representatives as determined necessary by management. The advances are generally recouped upon the following commission payment cycle. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Securities readily marketable are carried at fair value based upon quoted market prices and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations. The Company's securities are held by the clearing broker-dealer. Should the clearing broker-dealer fail to deliver securities to the Company, the Company may be required to purchase identical securities on the open market.

Securities sold not yet purchased represent an obligation of the Company to deliver specified equity securities at a predetermined price. The Company is obligated to acquire the securities at prevalent market prices in the future to satisfy this obligation.

The Company accounts for income taxes in accordance with the *Income Taxes* Topic of the FASB Accounting Standards Codification. Deferred tax assets and liabilities arising from temporary differences between book and tax basis are recognized using the enacted statutory tax rates and laws that will be in effect when such differences are expected to reverse. Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years. In the case of deferred tax assets, a reduction in deferred tax assets are recorded if it is more likely than not that some portion or all of the deferred tax asset will not be realized. Any interest or penalties associated with income taxes would be included as a component of income tax expense in the period in which the assessment arises.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Note 1 - Summary of Significant Accounting Policies, continued

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers", which provides guidance for revenue recognition. This ASU's core principal is that a Company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects consideration to which the Company expects to be entitled in exchange for those goods and services. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 allows for either full retrospective or modified retrospective adoption. The ASU will be effective commencing with the Company's year ending December 31, 2018. The Company is currently assessing the potential impact of this ASU on its financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about and Entity's Ability to Continue as a Going Concern. Currently there is no guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about the entity's ability to continue as a going concem. This guidance is effective for the Company's annual reporting period ending December 31, 2016. Early adoption is permitted. The Company expects no material effect on its financial statements.

In January 2015, the FASB issued ASU 2015-01, Income Statement – Extraordinary and Unusual Items (Subtopic 225-02); Simplifying Income Statement Presentation by Eliminating the Concepts of Extraordinary Items. The amendments in ASU 2015-01 Statement – Extraordinary and Unusual Items, required that an entity separately classify, present, and disclose extraordinary events and transactions. Presently, an event or transaction presumed to be an ordinary and usual activity of the reporting entity unless evidence clearly supports is classification as an extraordinary item. ASU 2015-01 is effective for the Company's annual periods beginning January 1, 2016. Early adoption is permitted. The Company is not currently reporting any extraordinary or unusual items in its financial statements.

Note 2 - Fair Value Measurements

The Company uses various methods including market, income and cost approaches to determine fair value. Based on the approach, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For the year ended December 31, 2015, the application of valuation techniques applied to similar assets and liabilities has been consistent.

Securities owned and securities sold not yet purchased represent temporary positions in the Company's error account at fair value and are deemed to be Level 1 investments. There were no transfers into or out of the Level 1, 2 or 3 categories in the fair value measurement hierarchy for the fiscal year ended December 31, 2015.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2015, the Company had net capital of approximately $914,654 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was .71 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 5 - Income Taxes

The Company has a net operating loss carryforward of $94,765 available to offset future taxable income. The carryforward will expire as follows:

December 31,	
2032	$ 20,600
2033	$ 74,165
	$ 94,765

The tax benefit from the net operating loss carryforward of $18,690 has not been reported in these financial statements because the Company believes it is likely that the carryforward will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount. The following reflects the changes in the tax benefit:

	Deferred Tax Asset December 31, 2014	Current Period Changes	Deferred Tax Asset December 31, 2015
Federal Tax Benefit	$ 3,090	$ 15,600	$ 18,690
Valuation allowance	(3,090)	(15,600)	(18,690)
Amount per balance sheet	$ -0-	$ -0-	$ -0-

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

Note 6 - Concentration Risk

At various times during the year, the Company had cash balances in excess of federally insured limits.

Note 7 - Lease Commitments

The Company leases office space under long-term non-cancelable leases. Future minimum lease payments under the leases at December 31, 2015 are as follows:

Year Ending December 31,	
2016	$ -0-
	$ -0-

Rental expense for the year ended December 31, 2015 was $209,808 and is reflected in occupancy and equipment costs.

Note 8 – Related Party Transactions

Sunbelt Securities Management, Inc, a related party earned $200,000 for consulting advisory services. This expense is included in other expenses.

Note 9 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2015, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2015

Schedule I

SUNBELT SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2015

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital	$ 1,021,827
Add:	
Other deductions or allowable credits	75,000
Total capital and allowable subordinated liabilities	946,827
Deductions and/or charges	-0-
Net capital before haircuts on securities positions	946,827
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	
Other securities	32,173
Net capital	$ 914,654

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accrued expenses	$ 55,162
Commissions payable	598,208
Total aggregate indebtedness	$ 653,370

Schedule I (continued)

SUNBELT SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2015

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 43,615
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 814,654
Ratio: Aggregate indebtedness to net capital	.71 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The difference in the computation of net capital under Rule 15c3-1 from the Company's computation are as follows:

Net Capital per Company's unaudited FOCUS IIA	$	913,815
Decrease in allowable receivables		(20)
Decrease in accounts payable	$	859
Net Capital per audited report	$	914,654

Schedule II

SUNBELT SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2015

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: National Financial Services, L.L.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON MANAGEMENT'S EXEMPTION REPORT

Required By SEC Rule 17a-5

Year Ended December 31, 2015

CF ACCOUNTANTS CONSULTANTS 60 YEARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON MANAGEMENT'S EXEMPTION REPORT

To the Board of Directors and Stockholders
Sunbelt Securities, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which *(a)* Sunbelt Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Sunbelt Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and *(b)* Sunbelt Securities, Inc. stated that Sunbelt Securities, Inc. met the identified exemption provisions throughout the year ended December 31, 2015 without exception. Sunbelt Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sunbelt Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 23, 2016

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

SUNBELT SECURITIES, INC.

Sunbelt Securities Exemption Report

Sunbelt Securities, Inc. (the "Company") is a registered broker dealer subject to Rule 17(a) -5 Promulgated by the Securities and Exchange Commission (17C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers") This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

The company claimed an exemption 17 C.F.R. §240.15c3-3 under the following provisions of 17C.F.R. §240.15c3-3 (k) (2) (ii) and was in compliance with the exemption throughout the year ending December 31, 2015 without exceptions.

Sunbelt Securities

I, David Smetek, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:____________________

David Smetek

Title: Principal

January 27, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

Required By SEC Rule 17a-5

For the Year Ended
December 31, 2015

CF ACCOUNTANTS CONSULTANTS 60 YEARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT ON THE SIPC ANNUAL ASSESSMENT

To the Board of Directors and Stockholders
Sunbelt Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by Sunbelt Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Sunbelt Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Management is responsible for Sunbelt Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015 with the amounts reported in Form SIPC-7 for the year ended December 31, 2015 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 23, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended DECEMBER 31, 2015

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

04978
SUNBELT SECURITIES
5065 WESTHEIMER #600
HOUSTON, TX 77056

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

THOMAS BUCKLEY

2. A.	General Assessment (item 2e from page 2)	$ 18,470.27
B.	Less payment made with SIPC-6 filed (**exclude interest**) ______ Date Paid	(7,193.36)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	11,276.91
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 11,276.91
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 11,276.91	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SUNBELT SECURITIES, INC.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CFO
(Title)

Dated the 22ND day of FEBRUARY, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 10,482,778
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,536,813
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	557,857
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	3,094,670
2d. SIPC Net Operating Revenues	$ 7,388,108
2e. General Assessment @ .0025	$ 18,470.27

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